IM Cannabis Expands Innovation Portfolio with Investment in Xinteza to Develop Innovative Biosynthesis Technology based on Weizmann Institute Research

Toronto and Glil Yam, Israel, January 7, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering and innovation focused medical cannabis companies with operations in Israel and across Europe, is pleased to announce that it has invested in a unique biosynthesis technology by entering into a share purchase agreement dated December 26, 2019 with Xinteza API Ltd. ("Xinteza") whereby the Company will acquire 25% of Xinteza's outstanding common shares for consideration of up to US$1.7 million. IMC's investment will be funded with existing cash resources.

Under an exclusive license from Yeda Research & Development Company Ltd., the commercial arm of the Weizmann Institute of Science, one of the world's leading multidisciplinary basic research institutions in natural and exact sciences, and based on disruptive plant genetics and metabolomics research led by Professor Asaph Aharoni, Xinteza is developing advanced proprietary technologies related to the production of cannabinoid-based active pharmaceutical ingredients ("API") for the pharmaceutical and food industries using biosynthesis and bio-extraction technologies. IMC's investment leverages its reputation and network in the Israeli cannabis research and development sector and furthers its initiative to develop cannabis-based medicine and medical devices, both for local and international markets.

"This investment is an excellent opportunity for IMC to deliver on the research and innovation component of its strategy. Israel was an early adopter of medical cannabis globally, the country has for decades been among the world leaders in research and development of cannabis-based innovation and very significant intellectual property has been gained at the Weizmann Institute of Science in particular. Research and development of cannabinoid-based APIs is expected to yield a low-cost and scalable method of producing cannabinoids, especially as pharmaceutical applications and derivative product formats continue to grow worldwide over the long-term," said Oren Shuster, Chief Executive Officer of IMC.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC is establishing a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include statements relating to the Company's strategic plans, Xinteza's ability to develop cannabinoid-based APIs using biosynthesis, and the adoption of these APIs in the pharmaceutical industry and for other applications. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca